DSM Press Release

820-3120

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: med[redacted]

03E

09045374

Heerlen (NL), 12 January 2009

DSM appoints new Director Corporate Operational Audit and Compliance Officer

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the following management appointment:

Hans van Suijdam (1950) at present Director Strategic Projects in China, will be appointed Director Corporate Operational Audit (COA) and Compliance Officer as per 1 April 2009.

His current assignment in China, including the activities related to the strategic partnership of DSM with North China Pharmaceutical Group Corporation, will be taken over and continued by Weiming Jiang, President DSM China and the involved Business Groups.

In his new role as Director Corporate Operational Audit and Compliance Officer Hans van Suijdam succeeds Roelof Mulder, who unexpectedly passed away in November last year.

Hans van Suijdam will report to F. Sijbesma, Chairman of the DSM Managing Board.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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